December 5, 2013
Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Cecilia Blye, Office of Global Security Risk

Re:	Ingersoll-Rand Public Limited Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 14, 2013
File No. 1-34400
Dear Ms. Blye:

Ingersoll-Rand plc (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated November 22, 2013 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until December 23, 2013 to respond to the Comment Letter. We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4170.

Best regards,

/s/ Susan K. Carter

Susan K. Carter
Senior Vice President and Chief Financial Officer

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
E.E. HAGENLOCKER (U.S.A.), C.J. HORNER (U.S.A.), M.W. LAMACH (U.S.A.),
T.E. MARTIN (U.S.A.), N. PELTZ (U.S.A.), J. P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)